Full year 2019 and Q4 2019 Earnings webcast February 27, 2020 Exhibit 1

About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission or an exemption from such registration. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance of achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico, particularly presidential elections in Argentina and congressional elections in Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Achieved key strategic goals in 2019 41.4 MMboe of oil reserves and 7.8 MMboe of natural gas reserves Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. In July 2019, we conducted our initial public offering in the U.S. and listed our series A shares and ADSs on the NYSE. We concurrently conducted the equity offering in Mexico, where our series A shares are listed on the BMV. Proved quality of Vaca Muerta acreage and operational model 077 164 132 214 215 217 000 000 000 089 089 089 000 032 096 000 112 192 Vaca Muerta development Efficiency gains Production and reserves growth Increased production by 19% to 29,112 boe/d, exceeding 33,000 boe/d during August Average shale production of +5,000 boe/d, with a peak of +10,000 boe/d Reserves replacement ratio above 500% Reduced lifting cost by 22% to 10.8 $/boe Improved drilling cost per lateral foot by 20% and completion cost per stage by 14% Finished the year with 240 $MM(2) cash and a net leverage ratio of 1.2x Raised 200 $MM from equity offering dual-listed(3) and two series of bonds in Argentina Tied-in our first 8 wells Proved quality of Vaca Muerta acreage with best-in-basin productivity Added 49.2 MMboe of P1 reserves(1) Strong balance sheet

Vaca Muerta development (1/2) First two pads continue producing above type curve All pads contain 4 wells Individual well performance against type curve Mboe On average, production from our first 8 wells is 28% above type curve after 180 days Resumed drilling and completion activities in Q1 2020(1) Completed and tied-in pad #3 with a total of 177 frac stages Currently drilling pad #4 (first well to new landing zone, Lower Carbonate) Started drilling with second walking rig (pad #5) Mboe/d

Vaca Muerta development (2/2)

Vista well productivity is top-decile in both Permian and Vaca Muerta





Permian wells - cumulative 180-day oil production (vintage 2017, 2018 and 2019)(1)
Mboe/well - normalized to 2,500 meters lateral length
Vista wells
Vista average well(3)
Other companies wells
400
350
300
250
200
150
100
50
0
P75
P50
P25
P10



Vaca Muerta wells - cumulative 180-day oil production(2)
Mboe/well
300
250
200
150
100
50
0
P75
P50
P25
P10

(1) Source: Enverus – Drilling Info; Oil lateral (between 1,900 to 3,000 meters) wells. Companies included: CPE, CXO, FANG, HK, LPI, MTDR, PE, PDCE, PXD, SM, WPX, XEC, EOG and CDEV; Only includes wells drilled in the Delaware, Central Platform and Midland Basins, focused on Wolfcamp formation
(2) Source: Chapter IV – Argentine Secretariat of Energy; All oil lateral wells included
(3) Calculated as the average of the cumulative oil of the 8 wells

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1 cubic meter of oil = 1,000 cubic meters of gas = 5,615 cubic feet of gas = 6.2898 barrels of oil equivalent For the reserves replacement ratio, oil includes crude oil, condensate and NGL; NGLs represent less than 2% of total reserves 101.5 MMboe in Argentina and 0.3 MMboe in Mexico 077 164 132 214 215 217 000 000 000 089 089 089 000 032 096 000 112 192 MMboe 2019 reserves reconciliation 2019 total proved reserves and production(1) Strong Vaca Muerta productivity drives reserves and production boost Reserve Replacement Ratio(2) Total 516% Gas 294% Oil 633% Oil production Mbbl/d +24% Gas production Mboe/d +13% Total production Mbbl/d +19% % Reserves breakdown Oil Natural gas NGL (3)

Efficiency gains

Significant reduction in lifting, drilling and completion cost

Total Opex

$MM



(8)%
124.5
114.4
2018
2019

Opex per boe

$/boe



(22)%
13.9
10.8
2018
2019

- ✓ Levered shale production ramp-up on existing conventional operations, diluting fixed cost base
- ✓ In-sourced operations and maintenance crews, eliminating service mark-up and maximizing end-to-end control in our field operations
- ✓ Impact of "One Team pulling" novel contracting model
- ✓ Positive impact of Argentine peso devaluation

Normalized drilling and completion cost(1)

$MM/well



(15)%
13.8
12.6
11.7
First pad
Second pad
Third pad

Cost per frac stage

$M/stage



(14)%
220
200
189
First pad
Second pad
Third pad

- ✓ Impact of "One Team drilling" and "One Team completion" novel contracting models
- ✓ Spudder rig to drill surface and intermediate section
- ✓ Flat-hose water transfer to tanks on location to improve water cost and logistics during completions
- ✓ Use of sandboxes and silobags improve sand logistics

(1) Normalized to an average well of 2,500 meters lateral foot and 34 frac stages

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Production(2) Revenues Lifting cost Adj. EBITDA(3) Capex Cash at end of period(4) P1 Reserves 2019 full-year key metrics Pro forma figures are as stated in Vista Oil & Gas, S.A.B de C.V. prospectus filed with in the Securities and Exchange Commission on July 26, 2019 Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments; Excludes G&A from Aleph Midstream Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. 077 164 132 214 215 217 000 000 000 089 089 089 000 032 096 000 112 192 Realized oil price Mbbl/d (21)% Realized gas price Mboe/d (27)% Consolidated figures in Vista Oil & Gas, S.A.B. de C.V. include operations in Argentina and Mexico FY 2018 Pro forma(1) FY 2019 Actuals % 24.5 Mboe/d 435.7 $MM 13.9 $/boe 195.0 $MM 81 $MM 57.6 MMboe 29.1 Mboe/d 416.0 $MM 10.8 $/boe 170.9 $MM 240 $MM 101.8 MMboe +19% (5)% (22)% (12)% +196% +76% 130.0 $MM 224.1 $MM 72%

Production(1) Revenues Lifting cost Adj. EBITDA(2) Cash at end of period(3) Net debt(4) Net leverage ratio(5) 30.0 Mboe/d 96 $MM 9.3 $/boe 36 $MM 240 $MM 212 $MM 1.2x y-o-y Production growth of 21% y-o-y 4th quarter 2019 key metrics Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. Net Debt: Current borrowings (62.3 $MM) + Non-current borrowings (389.1 $MM) – Cash and cash equivalents (239.5 $MM) = 211.9 $MM Vista’s LTM Adj. EBITDA Consolidated figures in Vista Oil & Gas, S.A.B. de C.V. include operations in Argentina and Mexico Cash flow from operations reached 50 $MM during Q4 2019

Production growth driven by shale development in Bajada del Palo Oeste Decrease q-o-q driven by decision to stop drilling and completion activity following a cash preservation strategy, in response to Presidential Decree freezing oil prices in local currency Oil production Mbbl/d Natural gas production MMm3/d Mboe/d Total production(1) LPG production in Q4 2019 totaled 675 bbl/d, compared to 761 bbl/d in Q3 2019 and 716 bbl/d in Q4 2018 Production Y-o-y growth driven by shale oil ramp-up 24.7 31.6 30.0 18.7 20.3 14.5 1.69 1.68 1.52 +21% Previous quarter - shale Previous quarter - conventional Q4 2019 - shale Q4 2019 - conventional +29% +11%

Crude oil average price $/bbl Natural gas average price $/MMBtu $MM Revenues Revenues and pricing Production growth offset by lower realized prices Production increase offset by lower realized prices Decrease y-o-y as a consequence of Presidential Decree N°566, impacting realized prices during the first half of Q4 Average oil realized price was 44.2 $/bbl during the first half Q4, 50.9 $/bbl in the rest of November and 52.5 $/bbl in December Realized prices decreased mainly due to an over-supplied domestic gas market (27)% (45)% (7)%

Total Opex $MM Opex per boe $/boe Opex Strong y-o-y lifting cost reduction Decrease in Opex per boe as a result of absorbing cost base with incremental shale production ramp-up (10)% (26)%

Adj. EBITDA(1) $MM Adj. EBITDA Margin % Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments Adjusted EBITDA Lower margins driven by low realization price environment Mainly impacted by a decrease in realized prices; partially offset by shale production growth and cost efficiencies (12)% (2)p.p.

Cash preservation strategy since August 2019 Working capital management and lower CAPEX generated solid cash flow from operations in Q4 2019 On February 19, 2020, we raised 50 $MM in a 4-year bullet bond with a 3.5% interest rate Q4 2019 cash flow $MM Calculated using Vista’s LTM Adj. EBITDA of 170.9 Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. Financial overview Solid financial position Financial debt 451.4 $MM (-) Cash and cash equivalents (239.5) $MM Net Debt 211.9 $MM Net leverage ratio(2) 1.2x Quarterly leverage ratios as of December 31, 2019(1)

Lower and less frontloaded midstream capex plan, mainly due to: Simpler processes to treat higher quality oil De-bottlenecking and revamps in existing facilities Modular system design U.S. International Development Finance Corporation. Given that Aleph Midstream S.A. holds 20 $MM in cash and cash equivalents; Aleph Midstream also holds more that 10 $MM in property, plant and equipment Aleph Midstream update Confirming independent and multi-client midstream business model with a new capital structure Executed agreement to unwind transaction with financial sponsors by returning 1.0x of capital contributed (37.5 $MM) to be paid out in March 2020 with a net cash impact for Vista of 17 $MM(2).Upon closing, Aleph Midstream will become a wholly-owned subsidiary of Vista Lower funding need Progressing on new financing alternatives: Up to 150 $MM DFC(1) (former OPIC) loan, Board approval already obtained; subject to certain conditions precedent Engaged with financial sponsors and strategic partners on alternative structure Less equity requirement Estimated cumulative CAPEX (45)% Previous Updated

2020 guidance Production includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments Does not include Aleph Capex (between 50 and 100 $MM) 077 164 132 214 215 217 000 000 000 089 089 089 000 032 096 000 112 192 Resuming growth plan with solid Vaca Muerta wells IRRs Drilling and completion CAPEX of 260 $MM(3) Flexible drilling and completion contracts Targeting production growth of +20%(1) Annual average of 32.0 – 33.0 Mboe/d Oil is expected to represent ~70% of total production Continued focus on efficiency Delivering flat lifting cost amid likelihood of real FX appreciation Generating Adjusted EBITDA growth (2) Realized oil price ~55 $/bbl Tie in 16 wells in Vaca Muerta Exit rate 36.0 – 38.0 Mboe/d ~10 $/boe 200 – 220 $MM

Closing remarks Delivered best-in-basin productivity, proving the quality of our Vaca Muerta acreage and increasing our oil production Boosted P1 reserves that now exceed 100 MMboe, achieving a reserves replacement ratio of 516% Proved our operational model, both in drilling and completion costs and operating expenditures Strengthened cash balance sheet, setting the stage for our 2020 growth plan

Thanks! Q&A DRAFT - TBU